SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 2)*
Overseas Shipholding Group, Inc.
(Name of Issuer)
Class A Common Stock (par value $0.01 per share)
(Title of Class of Securities)
69036R103
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

10,309,521 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,309,521 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,044,482 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9% (2)

14.	TYPE OF REPORTING PERSON

IA,

(1) See Note 1 to Item 5 below.
(2) See Item 5(a).

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The consideration for the purchase of the securities reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $196 million was paid to acquire such securities.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) The aggregate percentage of Class A Common Stock reported owned by the Reporting Person is based upon 69,373,369 shares of Class A Common Stock outstanding, which is the total number of shares of Class A Common Stock outstanding based on information provided by the Issuer, as well as 734,961 shares of Class A Common Stock issuable upon the exercise of Warrants held by the Reporting Person.
As of the date hereof, the Reporting Person may be deemed to beneficially own 11,044,482 shares of Class A Common Stock, including 734,961 shares of Class A Common Stock underlying Warrants that may be exercised only with the Issuer's consent and subject to certain restrictions set forth in the Issuer's organizational documents, constituting approximately 15.9% of the shares of Class A Common Stock outstanding (see Note 1).
(b) Number of shares of Class A Common Stock as to which Paulson has:
     (i)     Sole power to vote or direct the vote: 10,309,521 (see Note 1).
     (ii)    Shared power to vote or direct the vote: 0
     (iii)   Sole power to dispose or direct the disposition: 10,309,521 (see Note 1).
     (iv)   Shared power to dispose or direct the disposition: 0
(c) The transactions effected by the Reporting Person during the past 60 days are set forth on Schedule B attached hereto.
(d) See Note 1.
(e) Not applicable.
Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds and PCO Shipping LLC. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds and PCO Shipping LLC. The pecuniary interest of all securities reported in this Schedule is owned by the Funds or PCO Shipping LLC, as the case may be. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 10,309,521 shares of Class A Common Stock and 734,961 shares of Class A Common Stock issuable upon the exercise of Warrants held by the Reporting Person as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer's organizational documents.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	June 29, 2016
PAULSON & CO. INC

By:
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

06/27/16	Common Stock	(35,073)	10.8185